

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

August 23, 2002

LUCITE INTERNATIONAL FINANCE PLC	**LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED**	**LUCITE INTERNATIONAL INVESTMENT LIMITED**	**LUCITE INTERNATIONAL HOLDINGS LIMITED**	**LUCITE INTERNATIONAL US HOLDCO LIMITED**
(Exact Name of Registrant Issuer as Specified in its Charter)	(Exact Name of Registrant Guarantor as Specified in its Charter)	(Exact Name of Registrant Guarantor as Specified in its Charter)	(Exact Name of Registrant Guarantor as Specified in its Charter)	(Exact Name of Registrant Guarantor as Specified in its Charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Queens Gate, 15-17 Queens Terrace, Southampton SO14 3BP, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______ No __X__

Lucite International Group Holdings Limited
(Formerly Ineos Acrylics Group Holdings Limited)

Consolidated Financial Statements

Three months and six months ended June 30, 2002

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)
(in millions of pounds)

	Three months ended		Six months ended	
	June 30, 2001	June 30, 2002	June 30, 2001	June 30, 2002
Turnover including share of joint venture	153	151	307	290
Less; share of joint venture turnover	(5)	-	(9)	-
Group Turnover	148	151	298	290
Operating costs before exceptional operating expenses and amortisation of intangible assets	(141)	(144)	(286)	(275)
Amortisation of goodwill and other intangible assets	(2)	(1)	(3)	(2)
Total operating costs	(143)	(145)	(289)	(277)
Group operating profit	5	6	9	13
Share of operating profit from joint venture	1	-	2	-
Operating profit including share of joint venture	6	6	11	13
Net interest payable	(9)	(13)	(17)	(20)
Loss on ordinary activities before taxation	(3)	(7)	(6)	(7)
Taxation on loss on ordinary activities	(1)	-	(1)	-
Loss on ordinary activities after taxation	(4)	(7)	(7)	(7)
Equity minority interests	-	(1)	-	(1)
Loss for the financial period	(4)	(8)	(7)	(8)
Depreciation and amortisation included above	10	12	19	23

See the accompanying notes to the consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(in millions of pounds)

	As re-stated December 31, 2001	June 30, 2002
Fixed assets		
Intangible assets	94	91
Negative Goodwill	(6)	(6)
Tangible assets	390	369
Current assets		
Raw materials and consumables	23	22
Finished goods	46	40
Stocks	69	62
Debtors	78	102
Cash at bank and in hand	20	11
	167	175
Total assets	645	629
Creditors – amounts falling due within one year	(111)	(114)
Net current assets	56	61
Total assets less current liabilities	534	515
Creditors – amounts falling due after more than one year	(336)	(340)
Provisions for liabilities and charges	(30)	(25)
Net assets	168	150
Shareholders' equity		
Called up equity share capital	175	175
Reserves	(21)	(37)
Total equity shareholders' funds	154	138
Equity minority interests	14	12
Capital employed	168	150

See the accompanying notes to the consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)
(in millions of pounds)

	Three Months Ended		Six Months Ended	
	June 30, 2001	**June 30, 2002**	**June 30, 2001**	**June 30, 2002**
Loss for the financial period	(4)	(8)	(7)	(8)
Currency translation differences on foreign currency net investments	7	(10)	14	(8)
Total recognised gains & losses relating to the period	3	(18)	7	(16)
Prior year adjustment for deferred taxation				5
Total gains and losses recognised since last annual report				(11)

See the accompanying notes to the consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)
(in millions of pounds)

	Three Months Ended		Six Months Ended	
	June 30, 2001	June 30, 2002	June 30, 2001	June 30, 2002
Operating profit	5	6	9	13
Depreciation of tangible fixed assets	8	11	16	21
Amortisation of intangible fixed assets	2	1	3	2
Decrease in stocks	14	3	5	7
Increase in debtors	-	(10)	(10)	(25)
Increase / (Decrease) in creditors	2	4	6	(3)
Movement on provisions	-	-	1	1
Net cash flow from operating activities	31	15	30	16
Exceptional cash flows	(1)	(1)	(2)	(1)
Interest received	-	-	1	-
Interest paid	(13)	(10)	(20)	(12)
Returns on investments and servicing of finance	(13)	(10)	(19)	(12)
Taxation paid	-	(2)	(1)	(2)
Capital expenditure and financial investment	(5)	(3)	(10)	(8)
Equity dividends paid to minorities	-	-	-	(3)
Issue of debt due within one year	-	3	7	3
Issue of debt due after more than one year	-	1	-	3
Repayment of debt due within one year	(5)	(5)	(3)	(5)
Acquisition fees paid	(1)	-	(1)	-
Financing	(6)	(1)	3	1
Increase/(decrease) in cash	6	(2)	1	(9)

See the accompanying notes to the consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BUSINESS DESCRIPTION

Lucite International Group Holdings Limited is a wholly owned subsidiary of Lucite International Limited and until May 7, 2002 was known as Ineos Acrylics Group Holdings Limited. Lucite International Limited does not trade and has no investments other than Lucite International Group Holdings Limited. The principal shareholder and ultimate controlling party of Lucite International Limited is Charterhouse Development Capital Limited through funds managed by it. Lucite International Group Holdings Limited is a non-trading holding company for the remainder of the subsidiary companies included in the Lucite International Group. Lucite International Group Holdings Limited and subsidiary companies (together referred to as "Lucite International" or "the Company") are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world.

2 PRINCIPAL ACCOUNTING POLICIES

The financial policies used to prepare these accounts are consistent with those adopted for the year-end 20F

Changes in accounting policies

The company has adopted FRS19 "Deferred tax" in these financial statements. The adoption of this standard represents a change in accounting policy and the comparative figures have been re-stated accordingly. The impact of this change in accounting policy is to reduce the provision for deferred tax at December 31, 2001 and June 30, 2002 by approximately £5 million, due to the recognition of losses within the US that are anticipated to be recoverable. There is no material effect on the result for the period.

Taxation

Deferred taxation has been recognised as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more taxation, or a right to pay less taxation in the future. An asset is not recognised to the extent that the transfer of economic benefits in future is uncertain. Deferred taxation assets and liabilities recognised have not been discounted. The group has adopted FRS19 "Deferred Taxation" in these financial statements. The adoption of this standard represents a change in accounting policy.

3 SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES

The financial statements are prepared and presented in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the effect on net income and shareholders' equity of the differences between UK GAAP and US GAAP.

Effect on the profit/loss for the financial period of differences between UK GAAP and US GAAP (£m)

	Three Months Ended		Six Months Ended	
	June 30, 2001	June 30, 2002	June 30, 2001	June 30, 2002
Loss for the financial period under UK GAAP	(4)	(8)	(7)	(8)
Adjustments to conform with US GAAP :				
Purchase accounting adjustments :				
Depreciation of tangible fixed assets	1	1	3	3
Amortisation of goodwill	-	1	1	2
Amortisation of other intangibles	-	(4)	(3)	(7)
Capitalisation of interest less amortisation	-	1	-	1
Pensions	-	(1)	-	(1)
Foreign exchange (loss) / gain on debt	(1)	(6)	1	(6)
Deferred taxation:				
Arising on UK GAAP results	-	1	-	1
Arising on other US GAAP adjustments	-	1	-	1
Net loss under US GAAP	(4)	(14)	(5)	(14)

Effect on consolidated shareholders' funds of differences between UK GAAP and US GAAP (£m)

	December 31, 2001 (as restated)	June 30, 2002
Consolidated shareholders' funds under UK GAAP	154	138
Adjustments to conform with US GAAP :		
Purchase accounting adjustments	(18)	(20)
Exchange revaluation of US intangible assets	12	6
Capitalisation of interest less amortisation	4	5
Pensions	7	6
Deferred taxation	11	13
Consolidated shareholders' funds under US GAAP	170	148

The consolidated shareholders' funds under UK GAAP have been restated by £5 million for the period ended December 31, 2001 as a result of a change in accounting policy arising on the adoption of FRS 19 'Deferred tax'.

4 RECENT US ACCOUNTING PRONOUNCEMENTS

New US Accounting Standards and pronouncements not yet effective

In June 2002 the Financial Accounting Standards Board issued FAS 146 *Accounting for the Costs Associated with Exit or Disposal Activities.* This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this standard are effective for exit or disposal activities that are initiated after December 31, 2002.

In August 2001 the Financial Accounting Standards Board issued FAS 143 *Accounting For Asset Retirement Obligations*, effective for financial statements issued for the fiscal years after June 15, 2002. The Provisions of FAS 143 require companies to record an asset and related liability for the costs associated with the retirement of long-lived tangible assets if a legal liability to retire the asset exists. The adoption is not expected to have a significant impact on the Company's financial results of operations.

Recently Issued Financial Accounting Standards

In April 2002 the Financial Accounting Standards Board issued FAS 145 *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* The adoption of this standard is not expected to have a significant impact on the Company's financial results of operations

In October 2001 the Financial Accounting Standards Board issued FAS 144 *Accounting for the Impairment or Disposal of Long-Lived Assets.* FAS144 is effective for financial statements for fiscal years beginning after December 15, 2001. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FAS 121 *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* The adoption of this standard has not had a significant impact on the Company's financial results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

In June 2001 the Financial Accounting Standards Board issued FAS 142 *Goodwill and Other Intangible Assets*. This standard addresses how goodwill and other intangible assets should be accounted for in financial statements upon their acquisition. The standard also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognised in the financial statements. Where goodwill and intangibles were previously considered to be wasting assets, instead those that have indefinite useful lives will not be amortised but rather will be tested at least annually for impairment. Intangibles with finite lives will continue to be amortised over their useful lives but without any constraint of an arbitrary ceiling on the life given to them.

The Company has adopted the provisions of FAS 142 in the first six months ended June 30, 2002. In connection with the adoption of FAS 142, the company has reclassified approximately £12 million related to assembled workforce previously regarded as an intangible asset, into goodwill as it does not meet one of the FAS 141 criteria for recognition apart from goodwill. The Company has no longer recorded £1million of amortisation, relating to its existing goodwill as adjusted for the reclassification just mentioned. The company has evaluated the useful lives assigned to its intangible assets and has made no revision to them, none of the intangible assets are considered to have indefinite lives.

FAS142 requires that the goodwill be tested annually for impairment. Goodwill impairment is tested using a two step process whereby the first step identifies a potential impairment and the second step measures the impairment loss.

The company has identified reporting units under the guidance of FAS 142. The upstream business is managed on a global basis and the downstream business is managed on a regional basis. To identify potential goodwill impairment for these reporting units, the fair value of the reporting unit is compared to the carrying value of the unit including goodwill. In each case the fair value of the unit is greater than the carrying value therefore goodwill in the units is not considered to be impaired.

Intangible asset carrying values and accumulated amortisation in total and by each major class of intangible asset;

	Gross Carrying value as at June 30, 2002 £m	**Accumulated amortisation as at June 30,2002 £m**	**Weighted average amortisation period Years**
Amortised intangible assets			
Core and patented technology	58	16	10
Trade names	8	1	20
Customer relationships	22	3	20
Non-compete agreements	27	15	5
Total amortised intangible assets	115	35	
Unamortised intangible assets			
Goodwill	45	5	
Total intangible assets under US GAAP	160	40	

Amortisation expense for the six months ended June 30, 2002 and estimated aggregate amortisation expense for each of the five succeeding years;

	£m
Aggregate amortisation expense:	
For the six months ended June 30, 2002	7
Estimated aggregate amortisation expense:	
For the year ended December 31, 2003	13
For the year ended December 31, 2004	12
For the year ended December 31, 2005	8
For the year ended December 31, 2006	8
For the year ended December 31, 2007	8

There were no changes to the carrying value of goodwill during the six months ended June 30, 2002.

In June 2001 the Financial Accounting Standards Board issued FAS 141 *Business combinations.* This standard requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, establishing specific criteria for the recognition of intangible assets separately from goodwill. Adoption of this standard has had no material effect on the financial statements.

SFAS No. 133 *Accounting for Derivative Instruments and Hedging Activities* was issued in June 1998. This Standard, which was effective for fiscal years beginning after January 1, 2001, requires all derivatives to be recognised in the balance sheet as either assets or liabilities and measured at fair value.

During the three months ended June 30, 2001 and 2002 the Company has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133 and accordingly the Company records changes in the fair value of its derivative instruments in current earnings. The Company does, however use foreign currency loans to hedge the foreign exchange risk related to its net investments in subsidiaries. The Company formally documents the relationships between the hedging instruments and the hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company also assesses at both the inception of each hedge and on an on-going basis, whether the hedge instruments that are being used in hedging transactions are highly effective in offsetting changes in net investment of the subsidiaries. When it is determined that the hedge is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

In December 2000 the Accounting Standards Board ("ASB") issued Financial Reporting Standard No. 19, "Deferred tax" ("FRS19"). FRS19 introduces a form of full provision for deferred taxation. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when there is an obligation to pay more tax in the future as a result of the reversal of those timing differences. We are required to comply with FRS 19 in the financial statements for the year ending December 31, 2002. The impact of the adoption of this standard is reflected in the financial statements for the six months ended June 30, 2002 and has resulted in a prior year adjustment to reserves of £5 million and a deferred tax asset of £2 million. This effects only the UK GAAP figures.

In November 2000 the ASB issued Financial Reporting Standard No. 17, "Retirement benefits"("FRS17"). FRS 17 requires pension scheme assets to be measured at market value and pension scheme liabilities to be measured using specified actuarial methods using a corporate bond rate. The resulting surplus or deficit should be immediately recognised in the balance sheet. In the 2001 annual financial statements additional analysis was provided in accordance with FRS17 which is being implemented progressively during years ended December 31, 2001 through December 31, 2003, although the ASB recently announced it has postponed full implementation of the standard in 2003 pending international accounting standards.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Concerning Forward-Looking Statements

The Company is including the following cautionary statement in this Form 6-K to make applicable and take advantage of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are also expressly qualified by these cautionary statements. Certain statements contained herein are forward-looking statements and accordingly involve risk and uncertainties, which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein are based on various assumptions, many of which are based, in turn, upon further assumptions. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. There can though be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to the other factors and matters discussed elsewhere herein, the following are important factors that, in view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements:

1. Changes in economic conditions or weather conditions;

2. Changes in availability and/or price of feedstocks;

3. Changes in management or control of the Company;

4. Inability to obtain new customers or retain existing ones;

5. Significant changes in competitive factors affecting the Company;

6. Environmental/safety requirements;

7. Significant changes from expectations in actual capital expenditures and operating expenses and unanticipated project delays;

8. Occurrences affecting the Company's ability to obtain funds from operations, debt or equity to finance needed capital expenditures and other investments;

9. The cyclical nature of the Company's business;

10. Significant changes in the tax rates or policies or interest;

11. Significant change in the Company's relationship with its employees and the potential adverse effects if labour disputes or grievances were to occur;

12. Changes in accounting principles and/or the application of such principles to the Company; and

13. Unavailability of, and substantial delays in, transportation of raw materials and products.

The Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

General

Unless the context requires otherwise, the information provided in this Form 6-K and the terms "Lucite International", "we", "our" and the "Company" refer to Lucite International Group Holdings Limited and its subsidiaries and predecessor businesses as a combined entity. Lucite International Finance plc is a wholly-owned subsidiary of Lucite International Group Holdings Limited and was formed for the purpose of issuing and selling securities and making the proceeds of those issues available to the Company.

The business is defined into two distinct segments, the upstream business and the downstream business.

The principle products of our upstream business are methyl methacrylates, or MMA, and speciality methacrylates, or SpMAs. We also produce a limited range of high-value SpMAs, which impart specific high performance properties to their end products, such as gloss and adhesion. We also sell liquid sodium cyanide mainly in the United Kingdom, which is used to produce detergents and as an ingredient in pharmaceuticals and agrochemicals.

Our downstream business uses the MMA we manufacture to produce and sell methacrylate- based polymers, resins, sheet and composites in thousands of variations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO THE THREE AND SIX MONTHS ENDED JUNE 30, 2001

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 20-F, where additional footnotes can be found.

In the opinion of management, the accompanying consolidated financial statements of Lucite International Group Holdings Limited and subsidiaries (the Company) contain all adjustments necessary to present fairly, in all material respects, the Company's consolidated financial position as of June 30, 2002 and December 31, 2001 and the consolidated results of operations, net loss and cash flows for the three and six month periods ended June 30, 2002 and June 30, 2001. These consolidated financial statements should be read in conjunction with the consolidated and predecessor and combined financial statements and notes thereto included in the Company's annual report on Form 20-F. The consolidated balance sheet data does not include all disclosures required by generally accepted accounting principles. The results of operations for the three and six month periods ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year.

The figures for the three and six months ended June 30, 2001 include the results of Kaohsuing Monomer Company ("KMC") on an equity accounted basis. Following the acquisition on September 1, 2001 of the remaining shares in the majority shareholder of KMC, the results for the three months and six months ended June 30, 2002 include the results of KMC on a fully consolidated basis.

Segmental Reporting (£m)

	Three Months Ended		Six Months Ended	
	June 30, 2001	June 30, 2002	June 30, 2001	June 30, 2002
Group Turnover				
Upstream	96	101	198	194
Downstream	80	73	157	139
Inter-class elimination	(28)	(23)	(57)	(43)
	148	151	298	290
Group Operating profit /(loss)				
Upstream	3	-	4	2
Downstream	4	8	8	15
Non segmental	-	(1)	-	(2)
	7	7	12	15
Amortisation of goodwill and other intangible assets	(2)	(1)	(3)	(2)
Operating profit (excluding share of joint venture)	5	6	9	13
Depreciation				
Upstream	5	9	11	16
Downstream	3	2	5	5
	8	11	16	21

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO THE THREE AND SIX MONTHS ENDED JUNE 30, 2001 (Continued)

Cost of Sales, Gross Profit, Distribution Costs and Administrative Expenses (£m)

	Three months ended		Six months ended	
	June 30, 2001	June 30, 2002	June 30, 2001	June 30, 2002
Turnover including share of joint venture	153	151	307	290
Less; share of joint venture turnover	(5)	-	(9)	-
Group Turnover	148	151	298	290
Cost of goods sold	(120)	(120)	(244)	(227)
Gross Profit	28	31	54	63
Distribution costs	(11)	(13)	(21)	(24)
Administrative expenses before amortisation and research and development costs	(7)	(8)	(16)	(18)
Amortisation of goodwill and other intangible fixed assets	(2)	(1)	(3)	(2)
Research and development costs	(3)	(3)	(5)	(6)
Total administrative expenses	(12)	(12)	(24)	(26)
Net operating expenses	(23)	(25)	(45)	(50)
Group operating profit	5	6	9	13
Share of operating profit from joint venture	1	-	2	-
Operating profit including share of joint venture	6	6	11	13
Net interest payable	(9)	(13)	(17)	(20)
Loss on ordinary activities before taxation	(3)	(7)	(6)	(7)
Taxation on loss on ordinary shares	(1)	-	(1)	-
Loss on ordinary activities after taxation	(4)	(7)	(7)	(7)
Equity minority interests	-	(1)	-	(1)
Loss for the financial period	(4)	(8)	(7)	(8)
Depreciation and amortisation included above	10	12	19	23
EBITDA before exceptional items	16	18	30	36

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2002 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2001

Turnover

Total turnover excluding share of joint ventures increased £3 million, or 2%, from £148 million for the three months ended June 30, 2001 to £151 million for the three months ended June 30, 2002. This increase primarily reflects improved volumes combined with the full consolidation of KMC. Total volumes for the three months ended June 30, 2002 were 7% higher compared to the three months ended June 30, 2001 reflecting weak but recovering markets in all regions.

Turnover from upstream operations increased £5 million, or 5%, from £96 million for the three months ended June 30, 2001 to £101 million for the three months ended June 30, 2002. This increase reflects the full consolidation of KMC offset by lower monomer prices. This turnover includes £23 million of sales, compared to £28 million for the same period in 2001, to our downstream operations that have not been included in our total turnover pursuant to inter-class eliminations.

Turnover from downstream operations decreased £7 million or 9% from £80 million for the three months ended June 30, 2001 to £73 million for the three months ended June 30, 2002. Lower prices across all downstream businesses have caused £4 million of this shortfall compared to the three months ended June 30, 2001. Downstream volumes for the three months ended June 30, 2002 have increased by 9% compared to the three months ended June 30, 2001. The mix of products sold net of adverse exchange movements has had a favourable impact of approximately £6 million on the three months ended June 30, 2002.

Trading operations in a number of territories previously served by ICI distributors have been classified wholly as downstream during the period June 30, 2002. With effect from January 1, 2002 following the full consolidation of KMC within the business, we have re-analysed these to add clarity to the results. As a result downstream turnover decreased for the three months ended June 31, 2002 by £8 million (£9 million for the three months ended June 31, 2001) and upstream turnover increased for the three months ended June 31, 2002 by £5 million (£7 million three months ended June 31, 2001). The resulting change in inter-class eliminations resulted in no impact on the overall group turnover.

Cost of Sales

Cost of sales was £120 million for the three months ended June 30, 2001 the same as for the three months ended June 30, 2002. The full consolidation of KMC into the results for the three months ended June 30, 2002 increased the cost of sales by £12 million. The overall decrease in cost of sales for the three months ended June 30, 2002 is partly because the average prices of raw materials were lower in the three months ended June 30, 2002 compared to the same period last year, particularly the price of natural gas in the United States.

Net operating expenses

Net operating expenses increased £2 million, or 9%, for the three months ended June 30, 2002 compared to the three months ended June 30, 2001 mainly due to the full consolidation of KMC in the three months ended June 30, 2002.

Distribution costs were £13 million for the three months ended June 30, 2002, £1 million higher than the previous year when adjusted for the additional £1 million of KMC distribution costs. This is mainly because the volume of products sold has increased in the three months ended June 30, 2002 compared to June 30, 2002 combined with a mix of products sold that involved a higher portion of non domestic shipments.

Administration costs increased £1 million from £7 million in the three months ended June 30, 2001 to £8 million in the three months ended June 30, 2002 mainly due to the full consolidation of KMC.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2002 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2001 (Continued)

Net Interest Payable

Net interest payable increased by £4 million from £9 million for the three months ended June 30, 2001 to £13 million for the three months ended June 30, 2002. This increase is entirely due to adverse exchange movements on the foreign currency loans that are not offset by the movement in foreign currency net assets (£7 million for the three months ended Jun 30 2002 compared to £1million for the three months ended June 30, 2001). The underlying decrease (£ 2 million) reflects the lower level of borrowings during the three months ended June 30, 2002 compared to the three months ended June 30, 2001, combined with lower interest rates both on the Euro and the US dollar denominated debt.

Taxation on Loss on Ordinary Activities

The tax charge was £ nil for the three months ended June 30, 2002, which is comparable to the same period last year.

Equity minority interests

Equity minority interests were approximately £1 million for the three months ended June 30, 2002. This is slightly higher than the three months ended June 30, 2001 due to the full consolidation of KMC.

Liquidity and Capital Resources

The cash inflow generated from operating activities was £15 million for the three months ended June 30, 2002 compared to an inflow of £31 million for the three months ended June 30, 2001. This is mainly attributable to an increase in working capital following on from a very low closing year position.

Interest payments of approximately £10 million were made in the three months ended June 30, 2002 (£13 million in the three months ended June 30, 2001) in line with loan agreements pertaining to the financial structure of the group. This consisted of £4 million of senior debt interest (£6 million for the three months ended June30, 2001), £6 million of high yield bond interest (£6 million for the three months ended June30, 2001) plus sundry lease and other interest payments.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2002 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2001 (Continued)

Capital Expenditures

In the three months ended June 30, 2002 we made capital expenditures of £3 million as follows:

	£ million
Safety, health and environmental	-
Maintaining asset capacity	2
Growth projects	1

Financing

The net repayment of debt of £1 million during the three months ended June 30, 2002 comprises £5 million repayment of the senior tranche A debt, £1 million draw down on the revolving debt facility and an additional £3 million of short term borrowing taken out in Taiwan, to cover short term cash requirements following the dividend payment by KMC.

During the three months ended June 30, 2002 we successfully entered into discussions with the senior credit facility providers to reset certain covenant restrictions for the testing periods ending June 30, 2002 and September 30, 2002. For the three months ended June 30, 2002 the leverage ratio was re-set from 4.00 to 5.10 compared to an actual ratio at June 30, 2002 of 5.02.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2001

Turnover

Total turnover excluding share of joint ventures decreased £8 million, or 3%, from £298 million for the six months ended June 30, 2001 to £290 million for the six months ended June 30, 2002. This decrease primarily reflects the effect of lower monomer prices in all regions, partially offset by the full consolidation of KMC. Total volumes for the six months ended June 30, 2002 were at the same level as the six months ended June 30, 2001, reflecting the continuing weak but improving markets in all regions.

Turnover from upstream operations decreased £4 million, or 2%, from £198 million for the six months ended June 30, 2001 to £194 million for the six months ended June 30, 2002. This decrease reflects the currently lower monomer prices. This turnover includes £43 million of sales, compared to £57 million for the same period in 2001, to our downstream operations that have not been included in our total turnover pursuant to inter-class eliminations.

Turnover from downstream operations decreased £18 million or 11% from £157 million for the six months ended June 30, 2001 to £139 million for the six months ended June 30, 2002. Lower prices across all downstream businesses have caused £7 million of this shortfall compared to the six months ended June 30, 2001. Downstream volumes for the six months ended June 30, have increased by 5% compared to the six months ended June 30, 2001. The mix of products sold combined with adverse exchange movements has had a favourable impact of approximately £5 million on the six months ended June 30, 2002. The remainder of the reduction arises from a reclassification between upstream and downstream as discussed below (£16 million).

Trading operations in a number of territories previously served by ICI distributors have been classified wholly as downstream during the period June 30, 2001. With effect from January 1, 2002 following the full consolidation of KMC within the business, we have re-analysed these to add clarity to the results. As a result downstream turnover decreased for the six months ended June 30, 2002 by £12 million (£16 million for the six months ended June 30, 2001) and upstream turnover increased for the six months ended June 30, 2002 by £8 million (£11 million six months ended June 30, 2001). The resulting change in inter-class eliminations resulted in no impact on the overall group turnover.

Cost of Sales

Cost of sales decreased £17 million, or 7%, from £244 million for the six months ended June 30, 2001 to £227 million for the six months ended June 30, 2002. The full consolidation of KMC into the results for the six months ended June 30, 2002 increased the cost of sales by £23 million. The overall decrease in cost of sales for the six months ended June 30, 2002 is partly because the average prices of raw materials were lower in the six months ended June 30, 2002, compared to the same period last year. The significant increase in natural gas prices in the United States experienced during the first half of 2001 has not recurred in the six months ended June 30, 2002. The reduction is also partly due to fixed and variable cost control.

Net operating expenses

Net operating expenses increased £5 million, or 11%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. The full consolidation of KMC in the six months ended June 30, 2002 has resulted in an additional £3 million of operating expenses.

Distribution costs were £24 million for the six months ended June 30, 2002, slightly higher than the previous year when adjusted for the additional £2 million of KMC distribution costs. Although the volume of product sold has not increased in the six months ended June 30, 2002 compared to June 30, 2002 the mix of sales has resulted in an increase in distribution costs.

Administration costs increased £2 million from £16 million in the six months ended June 30, 2002 to £18 million in the six months ended June 30, 2002 due to the full consolidation of KMC.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2001 (Continued)

Net Interest Payable

Net interest payable increased by £3 million from £17 million for the six months ended June 30, 2001 to £20 million for the six months ended June 30, 2002. The increase is due entirely to adverse exchange movements on the foreign currency loans that are not offset by the movement in foreign currency net assets (£7 million for the six months ended June30, 2002 compared to £1 million for the six months ended 30 June, 2001). The underlying decrease of £3 million reflects the lower level of borrowings during the six months ended June 30, 2002 compared to the six months ended June 30, 2001, combined with lower interest rates both on the Euro and the US dollar denominated debt.

Taxation on Loss on Ordinary Activities

The tax charge for the six months ended June 30, 2002 was £ nil million and is comparable to the same period last year. There was a £1 million charge relating to withholding tax on dividends paid by KMC plus local tax charges of £1million, offset by a deferred tax credit of £2 million for the six months ended June 30, 2002.

Equity minority interests

Equity minority interests were approximately £1 million for the six months ended June 30, 2002 compared to nil for the six months ended June 30, 2001; this is entirely due to the full consolidation of KMC during the 6 months ended June 30, 2002.

Liquidity and Capital Resources

The cash inflow generated from operating activities was £16 million for the six months ended June 30, 2002 compared to an inflow of £30 million for the six months ended June 30, 2001. The key factor in generating cash in the six months ended June 30, 2002 has been the focus on working capital control from a very low year-end position.

Interest payments of approximately £12 million were made in the six months ended June 30, 2002 (£20 million for the six months ended June 30, 2001) in line with loan agreements pertaining to the financial structure of the group. This consisted of £6 million of High Yield Bond interest (£6 million for the six months ended June 30, 2001), £6 million of senior debt interest (£12 for the six months ended June 30, 2001), £0.5 million of revolver interest (£2 million for the six months ended June 30, 2001) plus sundry lease and other interest payments.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2001 (Continued)

Capital Expenditures

In the six months ended June 30, 2002 we made capital expenditures of £8 million as follows:

	£ million
Safety, health and environmental	2
Maintaining asset capacity	4
Growth projects	2

Financing

The net increase to debt of £1 million during the six months ended June 30, 2002 comprises £3 million draw down of the revolving debt, a £5 million repayment of senior tranche A debt and an additional £3 million of short term borrowing taken out in Taiwan, to cover short term cash requirements following the dividend payment by KMC.

The effects of the cash movement on the debt financing of the company are put into context in the following table (figures in millions of pounds):

	December 31, 2001	Cash	Exchange	Other	June 30, 2002
Senior Tranche A	84	(5)	2	-	81
Senior Tranche B	72	-	1	-	73
Senior Tranche C	57	-	(3)	-	54
Senior debt	213	(5)	-	-	208
Revolver	18	3	-	-	21
High Yield Bond	122	-	7	-	129
Finance leases & other short-term borrowings	5	3	-	-	8
Debt issue fees	(9)	-	-	1	(8)
Total debt	349	1	7	1	358

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

LUCITE INTERNATIONAL FINANCE PLC

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its' behalf by the undersigned, thereunto duly authorised.

Lucite International Finance plc
Registrant Issuer

//SIGNED//

By: Ian Lambert
Secretary/Director

Dated August 23, 2002

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its' behalf by the undersigned, thereunto duly authorised.

Lucite International Group Holdings Limited
Registrant Guarantor

//SIGNED//

By: Ian Lambert
Secretary/Director

Dated August 23, 2002

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

LUCITE INTERNATIONAL INVESTMENT LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its' behalf by the undersigned, thereunto duly authorised.

Lucite International Investment Limited
Registrant Guarantor

//SIGNED//

By: **Ian Lambert**
Secretary/Director

Dated August 23, 2002

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

LUCITE INTERNATIONAL HOLDINGS LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its' behalf by the undersigned, thereunto duly authorised.

Lucite International Holdings Limited
Registrant Guarantor

//SIGNED//

By: **Ian Lambert**
Secretary/Director

Dated August 23, 2002

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

LUCITE INTERNATIONAL US HOLDCO LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its' behalf by the undersigned, thereunto duly authorised.

Lucite International US Holdco Limited
Registrant Guarantor

//SIGNED//

By: **Ian Lambert**
Secretary/Director

Dated August 23, 2002